Contact

www.linkedin.com/in/melih-
sener-02460442 (LinkedIn)

Melih Sener

Co-Founder at Kunduz (YC S18)
Turkey

Experience

Kunduz
Co-Founder
August 2016 - Present (6 years 10 months)

PepsiCo
5 years 7 months

Lay's & Ruffles Brand Manager, East Europe
May 2017 - May 2018 (1 year 1 month)
Istanbul, Turkey

East Europe Region Lay's&Ruffles Brand Manager

Juice & Energy Brand Manager
January 2017 - May 2017 (5 months)
Istanbul, Turkey

Juices(Tropicana) & Energy Categories

Pepsi Brand Manager
March 2016 - January 2017 (11 months)

Colas Category - Pepsi

Senior Assistant Brand Manager
September 2014 - February 2016 (1 year 6 months)

Colas Category from February'15

Assistant Brand Manager
November 2012 - August 2014 (1 year 10 months)

Flavors & Energy Categories

Education

Y Combinator
Summer 2018 Batch · (2018 - 2018)

Bogazici University
Mechanical Engineering · (2006 - 2012)

Izmir Science High School

Science & Mathematics · (2002 - 2006)